EXHIBIT 99.1

Petro Travel Plaza Holdings LLC

Consolidated Financial Statements

For the Years Ended

December 31, 2010, 2009 and 2008

The accompanying notes are an integral part of these consolidated financial statements.

99

Report of Independent Registered Public Accounting Firm

The Board of Directors and Partners

Petro Travel Plaza Holdings LLC

We have audited the accompanying consolidated balance sheets of Petro Travel Plaza Holdings LLC (“the Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in partners’ capital, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Petro Travel Plaza Holdings LLC at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, Massachusetts

March 3, 2011

PETRO TRAVEL PLAZA HOLDINGS LLC

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$10,965	$14,059
Accounts receivable	15	—
Inventories	1,918	1,835
Due from affiliates	590	—
Other current assets	229	235

Total current assets	13,717	16,129

Property and equipment, net	44,642	45,414
Other assets, net	226	342

Total assets	$58,585	$61,885

Liabilities and Partners’ Capital
Current liabilities:
Current portion of long-term debt	$571	$537
Due to affiliates	—	1,900
Accrued expenses and other current liabilities	1,379	1,833

Total current liabilities	1,950	4,270

Other long-term liabilities	772	598
Long-term debt, excluding current portion	18,716	19,287

Total long-term liabilities	19,488	19,885

Total liabilities	21,438	24,155

General partners’ capital	37,765	38,157
Accumulated other comprehensive income (loss)	(618)	(427)

Total partners’ capital	37,147	37,730
Total liabilities and partners’ capital	$58,585	$61,885

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC

CONSOLIDATED INCOME STATEMENTS

(in thousands)

	December 31,
	2010	2009	2008
Revenues:
Fuel (includes motor fuel taxes)	$85,844	$46,580	$68,642
Nonfuel	19,171	12,384	12,725

Total revenues	105,015	58,964	81,367

Costs and expenses:
Costs of sales:
Fuel (includes motor fuel taxes)	78,614	40,607	62,113
Nonfuel	8,148	5,354	5,722
Operating expenses	12,802	8,680	7,379
General and administrative expenses	725	645	416
Depreciation and amortization expense	1,407	967	1,108

Total costs and expenses	101,696	56,253	76,738

Operating income	3,319	2,711	4,629

Interest income	9	55	125
Interest expense	(1,320)	(427)	(703)

Net income	$2,008	$2,339	$4,051

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	December 31,
	2010	2009	2008
Cash flows from operating activities:
Net income	$2,008	$2,339	$4,051
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,407	967	1,108
Deferred debt issuance cost amortization	119	4	2
Increase (decrease) from changes in:
Accounts receivable	(15)	—	—
Inventories	(83)	(767)	168
Other current assets	6	(135)	(95)
Due to/from affiliates	(2,490)	1,985	2,812
Accrued expenses and other current liabilities	(454)	970	(47)
Other, net	(28)	(39)	41

Net cash provided by operating activities	470	5,324	8,040

Cash flows from investing activities:
Purchases of property and equipment	(627)	(16,477)	(5,076)

Net cash used in investing activities	(627)	(16,477)	(5,076)

Cash flows from financing activities:
Borrowings of term debt	—	20,000	—
Repayments of term debt	(537)	(9,849)	(691)
Payment of debt issuance costs	—	(274)	—
Capital distribution	(2,400)	—	—
Capital contribution	—	—	6,970

Net cash provided by (used in) financing activities	(2,937)	9,877	6,279

Net increase (decrease) in cash and cash equivalents	(3,094)	(1,276)	9,243
Cash and cash equivalents, beginning of period	14,059	15,335	6,092

Cash and cash equivalents, end of period	$10,965	$14,059	$15,335

Supplemental cash flow information:
Interest paid during the period	$1,321	$616	$523
Non-cash investing and financing activities:
Net change in unrealized gain on cash flow hedging derivative	191	427	—
Capital contribution of land	—	—	10,454

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(in thousands)

	General Partners’ Capital	Accumulated Other Comprehensive Income (Loss)	Total Partners’ Capital
Balances, January 1, 2008 (unaudited)	$14,343	—	$14,343

Net income	4,051	—	4,051

Capital contributions	17,424		17,424

Balances, December 31, 2008	35,818	—	35,818

Net income	2,339	—	2,339
Unrealized loss on cash flow hedging derivative	—	(427)	(427)

Comprehensive income			1,912

Balances, December 31, 2009	38,157	(427)	37,730

Distribution to partners	(2,400)		(2,400)

Net income	2,008		2,008
Unrealized loss on cash flow hedging derivative		(191)	(191)

Comprehensive income			1,817

Balances, December 31, 2010	$37,765	$(618)	$37,147

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

(in thousands)

(1) Company Formation and Description of Business

Company Formation

Petro Travel Plaza Holdings LLC (the “Company”), a Delaware limited liability company, was formed on October 8, 2008 by Tejon Development Corporation, a California corporation (“Tejon”) and TA Operating LLC, a Delaware limited liability company (“TA”) to develop and operate two travel plazas in Southern California. The Company has two wholly owned subsidiaries: Petro Travel Plaza LLC (“PTP”) and East Travel Plaza LLC (“ETP”), each of which is a California limited liability company.

PTP was formed on December 5, 1997, by Tejon and Petro Stopping Centers, L.P., a Delaware limited partnership (“Petro”) to develop and operate one travel plaza in Southern California that began operations in 1999. Petro was acquired by TA’s parent company in 2007 and was merged into TA in 2008. As a result, TA became the owner of Petro’s interest in PTP. Hereinafter both TA and Petro are referred to as TA. Tejon and TA both contributed their ownership interest in PTP to the Company, and the results of PTP are included for all periods presented. The formation of the Company during 2008 was a change in legal entity structure, and did not represent a business combination.

ETP was formed on October 8, 2008, to develop a travel plaza, and had no operations until December 2009, when construction of that travel plaza was complete and it began operations.

These consolidated financial statements include PTP’s results for the periods prior to October 8, 2008, and for the Company and its subsidiaries on or after October 8, 2008.

Description of Business

The Company has two travel plazas. One travel plaza, owned by PTP, operates under the Petro brand and the other travel plaza, which is owned by ETP and began operations in December 2009, operates under the TravelCenters of America brand. The travel plazas offer a broad range of products, services and amenities, including diesel fuel, a full service restaurant, truck maintenance and repair services, travel stores, three separate convenience stores with gasoline islands for highway motorists and multiple branded fast food offerings.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries PTP and ETP after eliminating intercompany transactions, profits and balances.

PETRO TRAVEL PLAZA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

(in thousands)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. The carrying amount of cash equivalents is equal to its fair value.

Accounts Receivable

Pursuant to the terms of the Company’s Limited Liability Company Operating Agreements (the “Operating Agreement”), as amended, TA provides cash management services to PTP, including the collection of accounts receivable. Accounts receivable are periodically transferred to TA for collection and any amounts for which PTP has not received payment from TA are reflected as due from affiliates in the accompanying balance sheets.

Inventories

Inventories are stated at the lower of cost or market value. The Company determines cost principally on the weighted average cost method.

Property and Equipment

Property and equipment are recorded at historical cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the respective assets. Repairs and maintenance are charged to expense as incurred, and amounted to $654, $447 and $353 for the years ended December 31, 2010, 2009 and 2008, respectively. Renewals and betterments are capitalized. The cost and related accumulated depreciation of property and equipment sold, replaced or otherwise disposed is removed from the related accounts. Gains or losses on disposal of property and equipment are credited or charged to income from operations.

Debt Issuance Costs

Costs incurred in obtaining long-term financing are capitalized and amortized over the life of the related debt using the effective interest method as a component of interest expense. During 2009, the Company refinanced its former note payable, which resulted in both the payment of issuance costs related to the new debt and the write off of the fully amortized debt issuance costs related to the former note payable. At both December 31, 2010 and 2009, debt issuance costs included in other assets on the balance sheet were $274 and accumulated amortization of debt issuance costs was $122 and $2, respectively.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to the estimated future undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Environmental Liabilities and Expenditures

Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to the matter and considers factors such as existing technology, presently enacted laws and regulations, and prior experience in remediation of similar contamination. Any such liabilities would be exclusive of claims against third parties and are not discounted. At December 31, 2010 and 2009, no accrual was deemed necessary based on existing facts and circumstances.

PETRO TRAVEL PLAZA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

(in thousands)

Asset Retirement Obligations

Asset retirement costs are capitalized as part of the cost of the related long-lived asset and such costs are allocated to expense using a systematic and rational method. To date these costs relate to our obligation to remove underground storage tanks used to store fuel and motor oil. We record a liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long lived asset at the time an underground storage tank is installed. We amortize the amount added to property and equipment and recognize accretion expense in connection with the discounted liability over the remaining life of the respective underground storage tank. We base the estimated liability on our historical experiences in removing these assets, estimated useful lives, external estimates as to the cost to remove the assets in the future and regulatory or contractual requirements. An asset retirement obligation of approximately $123 and $115 has been recorded as a liability as of December 31, 2010 and 2009, respectively. The $8 increase between years is the result of accretion of the liability.

Derivative Instruments and Hedging Activities

The Company records derivative instruments on the balance sheet as either an asset or liability measured at its fair value. Changes in the fair value of derivative instruments are recorded in other comprehensive income to the extent that hedge accounting criteria are met and that the hedge is effective. Special accounting for qualifying hedges allows a derivative’s gain or loss to offset related results on the hedged item in the income statement at the time those gains or losses are realized and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. If the terms of the Company’s derivative instrument do not match the terms of the hedged item, a portion of the derivative instrument would be ineffective and the Company would recognize gains or losses attributable to the ineffective portion in the income statement immediately.

In January 2010, the Financial Accounting Standards Board, or FASB, issued an accounting standards update that requires additional disclosures regarding fair value measurements. Under this guidance, reporting entities must disclose additional information regarding assets and liabilities that are transferred between levels within the fair value hierarchy. The guidance also clarifies the level of disaggregation at which fair value disclosures should be made and the requirements to disclose information about the valuation techniques and inputs used in estimating Level 2 and Level 3 fair values. The standards update is effective for interim and annual reporting periods beginning after December 15, 2009 except for the requirement to separately disclose purchases, sales, issuances and settlements in the Level 3 roll forward that becomes effective for fiscal periods beginning after December 15, 2010. The adoption of this update did not cause any material changes to the disclosures in the Company’s consolidated financial statements.

Revenue Recognition

The Company recognizes revenue from the sale of fuel and non-fuel products and services at the time delivery has occurred and services have been performed. The estimated cost to the Company of the redemption by customers of loyalty program points is recorded as a discount against gross sales in determining net sales presented in the consolidated income statement.

Motor Fuel Taxes

Certain motor fuel taxes are collected from consumers and remitted to governmental agencies by the Company. Such taxes were $12,266, $7,051 and $7,676, for the years ended December 31, 2010, 2009 and 2008, respectively, and are included in net revenues and cost of sales in the accompanying income statements.

Advertising and Promotion

Costs incurred in connection with advertising and promotions are expensed as incurred. Advertising and promotion expenses, which are included in operating expenses in the accompanying income statements, were $267, $151 and $161 for the years ended December 31, 2010, 2009 and 2008, respectively.

PETRO TRAVEL PLAZA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

(in thousands)

Income Taxes

The Company is not subject to federal or state income taxes. Results of operations are allocated to the partners in accordance with the provisions of the Company’s Operating Agreement and reported by each partner on its federal and state income tax returns. The taxable income or loss allocated to the partners in any one year generally varies substantially from income or loss for financial reporting purposes due to differences between the periods in which such items are reported for financial reporting and income tax purposes.

Subsequent Events

The Company has evaluated subsequent events through March 3, 2011, which date represents the date the financial statements were available to be issued.

(3) Inventories

Inventories at December 31, 2010 and 2009, consisted of the following:

	2010	2009
Non fuel merchandise	$1,462	$1,454
Petroleum products	456	381

Inventories	$1,918	$1,835

(4) Property and Equipment

Property and equipment, at cost, as of December 31, 2010 and 2009, consisted of the following:

	Estimated Useful Lives	2010	2009
	(years)
Land		$17,717	$17,717
Buildings and improvements	10-40	32,961	32,440
Furniture and equipment	3-10	7,145	6,208
Construction in progress		36	869

		57,859	57,234
Less: accumulated depreciation		13,217	11,820

Property and equipment, net		$44,642	$45,414

Depreciation expense for the years ended December 31, 2010, 2009 and 2008 was $1,398, $959 and $1,083, respectively. During 2009, interest capitalized as part of property, plant and equipment was $180. The Company did not capitalize interest during 2010.

PETRO TRAVEL PLAZA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

(in thousands)

(5) Long-Term Debt

Long-term debt consisted of the following at December 31, 2010 and 2009:

	2010	2009
Note payable to a bank	$19,287	$19,824
Less current portion	571	537

Long-term debt, excluding current portion	$18,716	$19,287

We entered into a note payable with a bank in August 2009, that replaced the former notes payable that were due to mature in September 2009. The note payable matures in August 2012. This debt carries certain financial covenants, with which the Company was in compliance at December 31, 2010. Scheduled principal payments were $44 per month until August 2010; $46.6 per month from September 2010 through August 2011; and $49.5 per month from September 2011 through July 2012, with the final installment of $18,366 due at maturity. Interest at LIBOR plus 3.5% is payable monthly. The Company has an interest rate swap, or the swap, on the note payable that is more fully described in Note 11. The interest rate on the note payable when the effect of the interest rate swap is considered was 6.05% at December 31, 2010. The note payable is collateralized by the Company’s real property.

The Company’s weighted average interest rates were 6.05% and 5.50% during 2010 and 2009, respectively.

Future minimum principal payments due on the note payable as of December 31, 2010, were as follows:

Year ending December 31,	Total
2011	$571
2012	18,716

Total	$19,287

PETRO TRAVEL PLAZA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

(in thousands)

(6) Accrued Expenses and Other Current Liabilities:

Accrued expenses and other current liabilities at December 31, 2010 and 2009, consisted of the following:

	2010	2009
Accrued expenses:
Taxes payable - other than income taxes	$875	$603
Accrued wages and benefits	208	244
Interest payable	55	57
Accrued capital expenditures	—	725
Other current liabilities	241	204

Total	$1,379	$1,833

(7) Related-Party Transactions

Amounts due to and from affiliates as of December 31, 2010 and 2009, consisted of the following:

	2010	2009
Due from TA Operating LLC	$590	$—

Due to TA Operating LLC	$—	$1,900

Pursuant to the terms of the Company’s Operating Agreement, TA manages the travel plazas and is responsible for the administrative, accounting, and tax functions of the Company. TA receives a management fee for providing these services. The Company paid management fees to TA in the amounts of $725, $645 and $416 for the years ended December 31, 2010, 2009 and 2008, respectively.

The employees operating the Company’s travel plazas are TA employees. In addition to the management fees described above, the Company reimbursed TA for wages and benefits related to these employees that aggregated $6,759, $4,578, and $3,665 in 2010, 2009 and 2008, respectively. These reimbursements were recorded in operating expenses on the accompanying consolidated income statements.

In addition to management services and staffing provided by TA, the Company’s Operating Agreement grants the Company the right to use all of TA’s names, trade names, trademarks and logos to the extent required in the operation of the Company’s travel plaza.

PETRO TRAVEL PLAZA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

(in thousands)

(8) Partners’ Capital

Ownership

Tejon and TA are the General Partners of the Company. In October, 2008, TA made a capital contribution to the Company in the amount of $6,970 in cash in conjunction with Tejon contributing to the Company a parcel of developable land valued at $10,454, such that Tejon’s and TA’s ownership percentages did not change.

The partners and their interests in the Company are as follows:

General Partners
Tejon Development Corporation	60.0%
TA Operating LLC	40.0%

Allocations of Income

In any fiscal year, the Company’s profits or losses shall be allocated 60.0% to Tejon and 40.0% to TA pursuant to the terms of the Operating Agreement.

Allocations of Distributions

At any such time that there is a distribution from the Company, that distribution shall be allocated 60.0% to Tejon and 40.0% to TA pursuant to the terms of the Operating Agreement. A distribution totaling $2,400 was made in June 2010.

(9) Employee Benefits

The employees at the travel plazas are TA employees. TA sponsors a defined contribution retirement plan under Internal Revenue Code Section 401(k) covering substantially all of its employees (the “Plan”). TA contributions equaled 50.0% of the participants' contributions up to 4.0% of the participants' annual salary. This expense, which the Company reimburses to TA, was approximately $16 and $34 for the years ended December 31, 2009 and 2008, respectively. The Company suspended matching contributions in May 2009.

(10) Commitments and Contingencies

In May 2010, the California Attorney General, on behalf of the State Water Resources Control Board, filed litigation against various defendants, including the Company, in the Superior Court of California for Alameda County containing allegations of violations of underground storage tank laws and regulations at various facilities, including the Company’s, operated by TA in Kern and Merced counties. On July 26, 2010, the California Attorney General voluntarily dismissed this litigation against the Company and, on September 2, 2010, refiled its complaint in the Superior Court of California for Merced County. The complaint does not identify the amount of civil penalties sought. The Company disagrees with the Attorney General’s allegations and intends to defend this lawsuit.

In addition to the legal proceedings referenced above, the Company is involved from time to time in various other legal and administrative proceedings, including tax audits, and threatened legal and administrative proceedings incidental to the ordinary course of business, none of which is expected, individually or in the aggregate, to have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

(11) Financial Instruments

The Company has only limited involvement with derivative financial instruments and does not use them for trading or speculative purposes. The Company uses derivatives to manage well-defined interest rate risks. At December 31, 2010 and 2009, the Company was party to an interest rate swap agreement to hedge the interest rate risk associated with the note payable. The swap is not an exchange traded instrument.

The Company accounts for the swap as a cash flow hedge. Changes in the fair value of the swap are recorded in other comprehensive income (loss) to the extent the hedge is effective. Under the swap agreement entered in August 2009 in conjunction with the note payable, the Company pays a fixed rate of 2.55% in exchange for a floating rate based on LIBOR on

PETRO TRAVEL PLAZA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

(in thousands)

the notional amount as determined monthly. The monthly notional amount is equal to the principal on the note payable at each reset date. The transaction converts the Company's interest rate exposure from a floating rate to a fixed rate basis. The Company measures the fair value of the swap based on observable inputs for similar assets or liabilities, primarily the future notional amounts of the swap, the contractual fixed interest rate of 2.55% and estimates of the 30 day LIBOR yield curve, which input is classified as a level two input. Level two inputs are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. At December 31, 2010, the swap agreement had a notional amount of $19,287 and was highly effective. As of December 31, 2010 and 2009, the fair value of the swap was recognized as a liability of $618 and $427, respectively. The Company expects approximately $456 associated with the swap to be recognized as an increase to interest expense over the next twelve months as the hedged interest payments become due. At December 31, 2010 and 2009, the fair value of the swap is included in long term liabilities, as the agreement expires in August 2012.

The primary risks associated with interest rate swaps are the exposure to movements in interest rates and the ability of the counterparties to meet the terms of the contracts. Based on review and assessment of counterparty risk, the Company does not anticipate non-performance by the other party. The Company does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of its counterparty.

The fair value of PTP’s financial instruments is the amount at which assets and liabilities could be settled in an orderly transaction among market participants. The Company uses the market approach and income approach to value assets and liabilities, as appropriate. The Company’s interest rate swaps were measured at fair value on a recurring basis during 2010 and 2009.

The December 31, 2010, fair value of the swap is as follows:

	Fair Value	Level 1	Level 2	Level 3
Interest rate swap	$(618)	$—	$(618)	$—

Total liabilities	$(618)	$—	$(618)	$—

At December 31, 2010, the fair value of the Company’s debt approximated its carrying value. The fair value of the Company’s long-term debt at December 31, 2009 was approximately $19,927.

(12) Environmental Matters

The Company’s operations and travel plazas are subject to extensive federal and state legislation, regulations, and requirements relating to environmental matters. The Company uses underground storage tanks (“UST”) to store petroleum products and motor oil. Statutory and regulatory requirements for UST systems include requirements for tank construction, integrity testing, leak detection and monitoring, overfill and spill control, and mandate corrective action in case of a release from a UST into the environment. The Company is also subject to regulation relating to vapor recovery and discharges into the water. Management believes that the Company’s USTs are currently in compliance in all material respects with applicable environmental legislation, regulations, and requirements.

Where required or believed by the Company to be warranted, the Company takes action at its travel plazas to correct the effects on the environment of prior disposal practices or releases of chemical or petroleum substances by the Company or other parties. In light of the Company’s business and the quantity of petroleum products that it handles, there can be no assurance that hazardous substance contamination does not exist or that material liability will not be imposed in the future. See Note (2) for a discussion of its accounting policies relating to environmental matters.

The Company accrues liabilities for certain environmental remediation activities consistent with the policy set forth in Note (2). In management’s opinion, at December 31, 2010 and 2009, no accrual was necessary based on existing facts and circumstances. The Company accrues for environmental remediation expenses based upon initial estimates obtained from contractors engaged to perform the remediation work as required by federal, state and local authorities. It is often difficult to predict the extent and the cost of environmental remediation until work has commenced and the full scope of the contamination determined. Accruals are periodically evaluated and updated as information regarding the nature of the clean up work is obtained. In the event that future remediation expenditures are in excess of amounts accrued, management does not anticipate that they will have a material adverse effect on the financial position or results of operations of the Company. Actual results, however, could differ from estimated amounts and those differences could be material.